                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 8)(1)

                             BKF Capital Group, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   05548G 10 2
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 2 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  436,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              436,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    436,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 3 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  436,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              436,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    436,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 4 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  436,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              436,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    436,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 5 of 11 Pages
------------------------                                  ----------------------

            The following  constitutes  Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 8 amends the
Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

            The aggregate  purchase  price of the 436,300  Shares owned by Steel
Partners II is approximately $11,666,666.  The Shares owned by Steel Partners II were acquired with partnership funds.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,976,341 Shares  outstanding as of February 1, 2007, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2007.

            As of the close of business  on April 30,  2007,  Steel  Partners II beneficially owned 436,300 Shares, constituting approximately 5.5% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  436,300  Shares  owned by Steel  Partners  II, constituting approximately 5.5% of the Shares outstanding. As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 436,300 Shares owned by Steel Partners II,  constituting  approximately 5.5%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the 436,300 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

      Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto lists all  transactions  in the Shares by the Reporting  Persons  during the past 60 days. All of such  transactions  were effected in the open market.

      Item 7 is hereby amended to add the following exhibit:

            8. Powers of Attorney.

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 6 of 11 Pages
------------------------                                  ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2007                  STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.,
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney In Fact for Warren G.
                                        Lichtenstein, Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney In Fact for Warren G.
                                        Lichtenstein, Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney In Fact for Warren G.
                                    Lichtenstein, Individually

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 7 of 11 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

                   Exhibit                                                 Page
                   -------                                                 ----

1.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,       --
     Steel Partners,  L.L.C. and Warren G.  Lichtenstein,  dated as of
     April 29, 2004 (previously filed).

2.   Letter from Steel  Partners II, L.P. to the Board of Directors of       --
     BKF Capital  Group,  Inc.,  dated  December 16, 2004  (previously filed).

3.   Letter from Steel Partners II, L.P. to BKF Capital  Group,  Inc.,       --
     dated  December  16,  2004,  submitting  a  stockholder  proposal
     (previously filed).

4.   Letter from Steel Partners II, L.P. to BKF Capital  Group,  Inc.,       --
     dated December 16, 2004, requesting a stockholders list and other corporate records (previously filed).

5.   Director  Nomination  Letter from Steel  Partners II, L.P. to BKF       --
     Capital Group,  Inc., dated February 11, 2005,  together with the
     Joint Filing and Solicitation Agreement (previously filed).

6.   Letter from Steel Partners II, L.P. to BKF Capital  Group,  Inc.,       --
     dated February 9, 2005,  requesting  modifications,  additions or deletions  to  stockholders  list  and  other  corporate  records
     (previously filed).

7.   Powers of Attorney (previously filed).                                  --

8.   2007 Powers of Attorney                                                9-11

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 8 of 11 Pages
------------------------                                  ----------------------

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

  Shares of Common Stock           Price Per                  Date of
    Purchased/(sold)                Share($)              Purchase/sale
    ----------------                --------              -------------

                             Steel Partners II, L.P.
                             -----------------------

         (70,000)                    3.2000                  04/17/07
         (90,000)                    3.0700                  04/26/07
          (5,500)                    3.0691                  04/27/07

                             Steel Partners, L.L.C.
                             ----------------------

                                      None

                             Warren G. Lichtenstein
                             ----------------------

                                      None

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 9 of 11 Pages
------------------------                                  ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

By: /s/ Warren G. Lichtenstein      /s/ Warren G. Lichtenstein
    ----------------------------    ---------------------------
    Warren G. Lichtenstein          Warren G. Lichtenstein
    Managing Member

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 10 of 11 Pages
------------------------                                  ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

By: /s/ Warren G. Lichtenstein      /s/ Warren G. Lichtenstein
    ----------------------------    ---------------------------
    Warren G. Lichtenstein          Warren G. Lichtenstein
    Managing Member

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 11 of 11 Pages
------------------------                                  ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

By: /s/ Warren G. Lichtenstein      /s/ Warren G. Lichtenstein
    ----------------------------    ---------------------------
    Warren G. Lichtenstein          Warren G. Lichtenstein
    Managing Member